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                                                                    Exhibit 99.1

                KINROSS COMPLETES ACQUISITION OF CROWN RESOURCES

  BUCKHORN PROJECT EXPECTED TO CONTRIBUTE APPROXIMATELY 200,000 OUNCES PER YEAR
                                 BEGINNING 2008

TORONTO, AUGUST 31, 2006 - KINROSS GOLD CORPORATION ("KINROSS") (TSX:K AND NYSE:KGC) and Crown Resources Corporation ("Crown") (OTC-BB:CRCE) today announced the completion of the previously announced acquisition of Crown. The transaction closed immediately following the Crown Special Meeting at which the Crown shareholders voted in favour of the plan of merger between Crown and a wholly-owned subsidiary of Kinross.

The Buckhorn gold deposit owned by Crown is located in north-central Washington State, USA, approximately 76 kilometers by road from Kinross' Kettle River gold milling facility. Kinross is currently focused on obtaining the necessary permits to proceed with building the Buckhorn project. It is currently anticipated that construction will begin in late 2006 with production expected to begin in late 2007.

"The Buckhorn project is expected to contribute approximately 200,000 gold ounces per year at low costs to our growth profile beginning in 2008," said Tye Burt, President and CEO of Kinross Gold Corporation. "By leveraging our processing capability at Kettle River, we are able to access high quality reserves without major capital costs. The operational synergies will create value for shareholders in the near and long term."

Pursuant to the merger, shareholders of Crown will receive 0.32 of a Kinross common share for each share of Crown common stock. Kinross will issue approximately 14.65 million common shares in connection with the transaction. Upon submission of their certificates representing shares of Crown common stock, together with the requisite letters of transmittal which will be mailed by Computershare Investor Services Inc., Crown shareholders will be issued certificates representing the number of Kinross common shares to which they are entitled under the plan of merger based on the exchange ratio. No fractional Kinross shares will be issued and Kinross will pay cash in lieu thereof.


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CAUTIONARY STATEMENTS

THIS NEWS RELEASE CONTAINS "FORWARD-LOOKING STATEMENTS", WITHIN THE MEANING OF THE UNITED STATES PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND SIMILAR CANADIAN LEGISLATION, CONCERNING THE BUSINESS, OPERATIONS AND FINANCIAL PERFORMANCE AND CONDITION OF EACH OF KINROSS AND CROWN. GENERALLY, THESE FORWARD LOOKING STATEMENTS CAN BE IDENTIFIED BY THE USE OF FORWARD-LOOKING TERMINOLOGY SUCH AS "PLANS", "EXPECTS" OR "DOES NOT EXPECT", "IS EXPECTED", "BUDGET", "SCHEDULED", "ESTIMATES", "FORECASTS", "INTENDS", "ANTICIPATES" OR "DOES NOT ANTICIPATE", OR "BELIEVES", OR VARIATIONS OF SUCH WORDS AND PHRASES OR STATE THAT CERTAIN ACTIONS, EVENTS OR RESULTS "MAY", "COULD", "WOULD", "MIGHT" OR "WILL BE TAKEN", "OCCUR" OR "BE ACHIEVED". FORWARD-LOOKING STATEMENTS ARE BASED ON THE OPINIONS AND ESTIMATES OF MANAGEMENT AS OF THE DATE SUCH STATEMENTS ARE MADE, AND THEY ARE SUBJECT TO KNOWN AND UNKNOWN RISKS, UNCERTAINTIES AND OTHER FACTORS THAT MAY CAUSE THE ACTUAL RESULTS, LEVEL OF ACTIVITY, PERFORMANCE OR ACHIEVEMENTS OF KINROSS AND CROWN TO BE MATERIALLY DIFFERENT FROM THOSE EXPRESSED OR IMPLIED BY SUCH FORWARD-LOOKING STATEMENTS, INCLUDING BUT NOT LIMITED TO RISKS RELATED TO: MODIFICATIONS TO EXISTING MINING PLANS AS A RESULT OF REGULATORY REQUIREMENTS OR ADDITIONAL EXPLORATION ACTIVITIES; UNEXPECTED VARIATIONS IN ORE GRADE, TONNES MINED, CRUSHED OR MILLED ONCE MINING HAS COMMENCED; DELAY OR FAILURE TO OBTAIN THE REQUIRED PERMITS AND APPROVALS; TIMING AND AVAILABILITY OF EXTERNAL FINANCING ON ACCEPTABLE TERMS; THE BUSINESSES OF KINROSS AND CROWN NOT BEING INTEGRATED SUCCESSFULLY OR SUCH INTEGRATION PROVING MORE DIFFICULT, TIME CONSUMING OR COSTLY THAN EXPECTED; RISKS RELATED TO INTERNATIONAL OPERATIONS; ACTUAL RESULTS OF CURRENT EXPLORATION ACTIVITIES; ACTUAL RESULTS OF CURRENT PERMITTING ACTIVITIES; CONCLUSIONS OF ECONOMIC VALUATIONS; CHANGES IN PROJECT PARAMETERS AS PLANS CONTINUE TO BE REFINED; FUTURE PRICES OF GOLD AND COMMODITIES; FAILURE OF PLANT, EQUIPMENT OR PROCESSES TO OPERATE AS ANTICIPATED; ACCIDENTS, LABOUR DISPUTES AND OTHER RISKS OF THE MINING INDUSTRY; DELAYS IN THE COMPLETION OF DEVELOPMENT ACTIVITIES, AND THOSE ADDITIONAL FACTORS DISCUSSED IN OR REFERRED TO UNDER "RISK FACTORS" AND ELSEWHERE IN KINROSS' REGISTRATION STATEMENT ON FORM F-4 AND KINROSS' AND CROWN'S OTHER DOCUMENTS FILED FROM TIME TO TIME WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION AND CANADIAN SECURITIES REGULATORY AUTHORITIES IN ADDITION THERE MAY BE OTHER FACTORS THAT CAUSE RESULTS NOT TO BE AS ANTICIPATED, ESTIMATED OR INTENDED. THERE CAN BE NO ASSURANCE THAT SUCH STATEMENTS WILL PROVE TO BE ACCURATE, AS ACTUAL RESULTS AND FUTURE EVENTS COULD DIFFER MATERIALLY FROM THOSE ANTICIPATED IN SUCH STATEMENTS. ACCORDINGLY, READERS SHOULD NOT PLACE UNDUE RELIANCE ON FORWARD-LOOKING STATEMENTS. NEITHER KINROSS NOR CROWN UNDERTAKES TO UPDATE ANY FORWARD-LOOKING STATEMENTS.

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ABOUT KINROSS GOLD CORPORATION

Kinross, a Canadian-based gold mining company, is the fourth largest primary gold producer in North America and the eighth largest in the world. With eight mines in Canada, the United States, Brazil and Chile, Kinross employs more than 4,000 people.


Kinross maintains a strong balance sheet and a no gold hedging policy. Kinross is focused on a strategic objective to maximize net asset value and cash flow per share through a four-point plan built on growth from core operations; expanding capacity for the future; attracting and retaining the best people in the industry; and driving new opportunities through exploration and acquisition.


Kinross maintains listings on the Toronto Stock Exchange (symbol:K) and the New York Stock Exchange (symbol:KGC).
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For additional information, e-mail INFO@KINROSS.COM or contact:

INVESTOR RELATIONS CONTACT:                       MEDIA CONTACT:
TRACEY THOM                                       JAMES TOCCACELLI
DIRECTOR, INVESTOR RELATIONS                      SENIOR VICE PRESIDENT,
& CORPORATE COMMUNICATIONS                        COMMUNICATIONS
(416) 365-1362                                    (416) 365-7129
TRACEY.THOM@KINROSS.COM                           JAMES.TOCCACELLI@KINROSS.COM
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